UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$600,000,000
Floating Rate Notes due 10 September 2021
Series No.:1085-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 10 September 2019

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$600,000,000 principal amount of Floating Rate Notes due 10 September 2021 (Series No.: 1085-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 10 September 2019 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2019, was filed under a report of the ADB dated 17 April 2019.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 10 September 2019, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Limited, Nomura International plc and The Toronto-Dominion Bank (the "Managers") pursuant to which ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$600,000,000 for an issue price of 100.00% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 12 September 2019. The Managers propose to offer all the Notes to the public at the public offering price of 100.00%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	U.S.$200,000,000
Nomura International plc	U.S.$200,000,000
The Toronto-Dominion Bank	U.S.$200,000,000
Total	U.S.$600,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$600,000,000	U.S.$0.00	U.S.$600,000,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$20,000*
Listing Fees (Luxembourg)	U.S.$2,250*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds
               See the Prospectus, page 5.

Item 7.   Exhibits

    (a)   (i)   Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

        (ii)   Pricing Supplement dated 10 September 2019.

    (b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

    (c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

        (ii)   Terms Agreement dated 10 September 2019.

    (d)   (i)   Information Statement dated 17 April 2019, filed under a report of the ADB dated 17 April 2019.

        (ii)   Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1085-00-1

U.S.$600,000,000 Floating Rate Notes due 10 September 2021

Issue price: 100 per cent.

Joint Lead Managers

Citigroup
Nomura
TD Securities

The date of this Pricing Supplement is 10 September 2019.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$600,000,000 Floating Rate Notes due 10 September 2021 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2018.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1085-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$600,000,000.
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	(ii)	Net Proceeds:	U.S.$600,000,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	12 September 2019.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		10 September 2021, subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Floating Rate (Condition 5(b)) (further particulars specified in paragraph 17 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):	Applicable.
	(i) Specified Period(s)/Interest Payment Date(s):	Quarterly, on 10 March, 10 June, 10 September and 10 December of each year, commencing with a short first coupon on 10 December 2019, up to and including the Maturity Date, subject to paragraph 31 below.
	(ii) Business Day Convention (Condition 5(d)):	Modified Following Business Day Convention (Adjusted).
	(iii) Relevant Financial Center:	New York.
	(iv) Additional Business Center(s) (Condition 5(d)):	Not applicable.
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Benchmark Rate determination (further particulars specified in the Annex).

(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The "Calculation Agent" for the Notes will be Citibank, N.A., London Branch.
(vii)	Benchmark Rate determination (Condition 5(b)):	Applicable.
	Interest Determination Date(s) (Condition 5(d)):	Five U.S Government Securities Business Days (as defined in the Annex) prior to each Interest Payment Date.
	Primary Source for Floating Rate:	Administrator of SOFR (as defined below).
	Benchmark Rate(s) and Reference Rate(s):	Secured Overnight Financing Rate ("SOFR"), compounded daily (further particulars specified in the Annex).
(viii)	ISDA Determination (Condition 5(b)):	Not applicable.
(ix)	Margin(s):	+0.24 per cent. per annum
(x)	Minimum Rate of Interest:	0 per cent. per annum
(xi)	Maximum Rate of Interest:	Not applicable.
(xii)	Day Count Fraction (Condition 5(d)):	Actual/360, adjusted.
(xiii)	Rate Multiplier (Condition 5(d)):	Not applicable.
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	*Fall Back Provisions and any other terms relating to the method of calculating interest on Floating Rate Notes* As set forth in the Annex.

Rounding Provision

For the avoidance of doubt, (a) the Interest Amount per Specified Denomination shall not be rounded and (b) the total Interest Amount payable to the Noteholder on account of its holding of the Notes shall be rounded to two decimal places.

18. Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):

Not applicable.

19. Index-Linked Interest Note Provisions:

Not applicable.

20. Dual Currency Note Provisions:

Not applicable.

Provisions Relating to Redemption

21. Call Option (Condition 6(e)):

Not applicable.

22. Put Option (Condition 6(f)):

Not applicable.

23. Final Redemption Amount:

Aggregate Nominal Amount.

    (i) Alternative Payment Mechanism (Conditions 7(a) and (c)):

Not applicable.

    (ii) Long Maturity Note (Condition 7(f)):

Not applicable.

    (iii) Variable Redemption Amount (Condition 6(d)):

Not applicable.

24. Early Redemption Amount:

    (i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):

As set out in the Conditions.

(ii) Unmatured Coupons to become   Not applicable.
void (Condition 7(f)):

Additional General Provisions Applicable to the Notes

25. Form of Notes: Registered Notes.

    Definitive Registered Notes: Registered DTC Global Note available on
                                            Issue Date; not exchangeable for individual
                                            Definitive Registered Notes.

26. Talons for future Coupons to be   Not applicable.
    attached to definitive Bearer Notes
    (and dates on which such Talons
    mature):

27. Details relating to Partly Paid Notes: Not applicable.
    amount of each payment comprising
    the Issue Price and date on which each
    payment is to be made and
    consequences (if any) of failure to pay,
    including any right of ADB to forfeit
    the Notes and interest due on late
    payment:

28. Details relating to Installment Notes: Not applicable.

29. Redenomination, renominalization and   Not applicable.
    reconventioning provisions:

30. Consolidation provisions: Not applicable.

31. Other terms or special conditions: If any date for payment of any principal or
                                             interest in respect of the Notes is not a
                                             Business Day, ADB shall not be obliged to
                                             pay such principal or interest until the first
                                             following day that is a Business Day,
                                             unless that day falls in the next calendar
                                             month, in which case such payment shall
                                             be made on the first preceding day that is a
                                             Business Day.

                                             "Business Day" shall mean a day (other
                                             than a Saturday or a Sunday) on which
                                             commercial banks and foreign exchange
                                             markets settle payments and are open for
                                             general business (including dealings in
                                             foreign exchange and foreign currency

deposits) in New York and a day which is a U.S. Government Securities Business Day (as defined in the Annex).

Distribution

32.	(i)	If syndicated, names of Managers:	Citigroup Global Markets Limited Nomura International plc The Toronto-Dominion Bank
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	None.
33.		If non-syndicated, name of Dealer:	Not applicable.
34.		Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US04517PAW23.
	(ii)	CUSIP:	04517PAW2.
	(iii)	CINS:	Not applicable.
	(iv)	WKN:	Not applicable.
36.		Common Code:	205135049.
37.		Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear, Clearstream, Luxembourg and DTC only.
38.		Delivery:	Delivery against payment.
39.		Additional Paying Agent(s) (if any):	Not applicable.
40.		Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 17 April 2019.

Recent Developments

On 22 April 2019, Ahmed M. Saeed succeeded Stephen P. Groff as Vice-President for Operations 2.

On 4 May 2019, ADB's Board of Governors approved the following with respect to its 2018 reported net income of U.S.$726.1 million, after appropriation of guarantee fees to the special reserve:

a. U.S.$139.0 million, representing adjustments for the net unrealized loss for the year ended 31 December 2018, be added from the cumulative revaluation adjustments account;

b. U.S.$23.7 million, representing the adjustment to the loan loss reserve as of 31 December 2018, be added to the loan loss reserve;

c. U.S.$499.0 million be allocated to the ordinary reserve;

d. U.S.$259.4 million be allocated to the Asian Development Fund;

e. U.S.$80.0 million be allocated to the Technical Assistance Special Fund; and

f. U.S.$3.0 million be allocated to the Financial Sector Development Partnership Special Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By: _____

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

ANNEX

Provisions relating to the determination of Rate of Interest

The Rate of Interest for each relevant Interest Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the following provisions. The Rate of Interest for each Interest Period shall apply with effect from the Reset Date for that Interest Period.

The "**Rate of Interest**" for each Interest Period will, subject as provided below, be Compounded Daily SOFR plus the Margin.

"**Interest Period**" means the period beginning on and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date, in each case, as adjusted in accordance with the relevant Business Day Convention.

"**Compounded Daily SOFR**" means the rate of return of a daily compounded interest investment (with the daily secured overnight financing rate as the reference rate for the calculation of interest) calculated in accordance with the formula below and the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards:

$$\left[\prod_{i=1}^{d_0} \left(1 + \frac{SOFR_{i-5USBD} \times n_i}{360} \right) - 1 \right] \times \frac{360}{d}$$

where:

"**d**" is the number of calendar days in the relevant Interest Period;

"**d_o**", for any Interest Period, means the number of U.S. Government Securities Business Days in the relevant Interest Period;

"**i**" is a series of whole numbers from one to d_o, each representing the relevant U.S. Government Securities Business Days in chronological order from and including the first U.S. Government Securities Business Day in the relevant Interest Period;

"**n_i**", for any U.S. Government Securities Business Day "**i**", means the number of calendar days from, and including, such U.S. Government Securities Business Day "**i**" up to, but excluding, the following U.S. Government Securities Business Day;

"**Reset Date**" means the first day of each Interest Period;

"**$SOFR_{i-5USBD}$**" means the SOFR Reference Rate for the U.S. Government Securities Business Day falling five U.S. Government Securities Business Days prior to the relevant U.S. Government Securities Business Day "**i**";

"**SOFR Reference Rate**" means, in respect of any U.S. Government Securities Business Day, a reference rate equal to the daily secured overnight financing rate ("**SOFR**") for such U.S. Government Securities Business Day as provided by the Federal Reserve Bank of New York, as the administrator of such rate, (or any successor administrator of such rate) on the website of the Federal Reserve Bank of New York currently at http://www.newyorkfed.org, or any successor website of the Federal Reserve Bank of New York (the "**New York Fed's Website**") (in each case, on or about at 5:00 p.m., New York City time, on the U.S.

Government Securities Business Day immediately following such U.S. Government Securities Business Day);

"**U.S. Government Securities Business Day**" or "**USBD**" means any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association ("SIFMA") recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities; and

"**New York Business Day**" means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

If the SOFR Reference Rate in respect of a U.S. Government Securities Business Day cannot be determined as specified in the SOFR Reference Rate definition above, unless both a **SOFR Index Cessation Event** and a **SOFR Index Cessation Effective Date** (each, as defined below) have occurred, the SOFR Reference Rate for such U.S. Government Securities Business Day shall be the SOFR Reference Rate in respect of the last U.S. Government Securities Business Day for which such rate was published on the New York Fed's Website.

If the SOFR Reference Rate in respect of a U.S. Government Securities Business Day cannot be determined as specified in the SOFR Reference Rate definition above, and both a SOFR Index Cessation Event and a SOFR Index Cessation Effective Date have occurred, the SOFR Reference Rate for such U.S. Government Securities Business Day shall be the rate (inclusive of any spreads or adjustments) that was recommended as the replacement for SOFR by the Federal Reserve Board and/or the Federal Reserve Bank of New York or by a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York for the purpose of recommending a replacement for SOFR (which rate may be produced by the Federal Reserve Bank of New York or other designated administrator) (the "**SOFR Replacement Rate**"), provided that, if no SOFR Replacement Rate has been recommended within one U.S. Government Securities Business Day of the SOFR Index Cessation Event, then the Compounded Daily SOFR will be determined as if, for each U.S. Government Securities Business Day occurring on or after the SOFR Index Cessation Effective Date:

(i) references to SOFR were references to the daily Overnight Bank Funding Rate ("**OBFR**") as provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate), on the New York Fed's Website on or about 5:00 p.m. (New York City time) on each day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City ("**New York City Banking Day**") in respect of the New York City Banking Day immediately preceding such day ("**OBFR Reference Rate**");

(ii) references to SOFR Reference Rate were references to OBFR Reference Rate;

(iii) references to U.S. Government Securities Business Day were references to New York City Banking Day;

(iv) references to SOFR Index Cessation Event were references to OBFR Index Cessation Event (as defined below); and

(v) references to SOFR Index Cessation Effective Date were references to OBFR Index Cessation Effective Date (as defined below),

and provided further that, if no such SOFR Replacement Rate has been recommended within one U.S. Government Securities Business Day of the SOFR Index Cessation Event and an OBFR Index Cessation Event has occurred, then the Compounded Daily SOFR will be determined as if, for each U.S. Government Securities Business Day occurring on or after the later of the SOFR Index Cessation Effective Date and the OBFR Index Cessation Effective Date, (x) references to the SOFR Reference Rate were references to the short-term interest rate target set by the Federal Open Market Committee and published on the website of the Board of Governors of the Federal Reserve System currently at http://www.federalreserve.gov, or any successor website of the Board of Governors of the Federal Reserve System (the "**Federal Reserve's Website**") or, if the Federal Open Market Committee does not target a single rate, the mid-point of the

11

short-term interest rate target range set by the Federal Open Market Committee and published on the Federal Reserve's Website (calculated as the arithmetic average of the upper bound of the target range and the lower bound of the target range, rounded, if necessary, to the nearest second decimal place, with 0.005 being rounded upwards), (y) references to U.S. Government Securities Business Day were references to New York City Banking Day and (z) references to the New York Fed's Website were references to the Federal Reserve's Website.

In the event that the Rate of Interest cannot be determined in accordance with the foregoing provisions, the Rate of Interest shall be (i) that determined at the last preceding Interest Determination Date or (ii) if there is no such preceding Interest Determination Date, the initial Rate of Interest which would have been applicable to the Notes for the scheduled first Interest Period had the Notes been in issue for a period equal in duration to the scheduled first Interest Period but ending on, and excluding, the Interest Commencement Date.

If the Notes become due and payable in accordance with Condition 9, the final Interest Determination Date shall, notwithstanding any Interest Determination Date specified in the Pricing Supplement, be deemed to be the date on which the Notes became due and payable and the Rate of Interest on the Notes shall, for so long as any such Notes remain outstanding, be the Rate of Interest determined on such date.

"SOFR Index Cessation Event" means the occurrence of one or more of the following events:
  (a) a public statement by the Federal Reserve Bank of New York (or any successor administrator of SOFR) announcing that it has ceased or will cease to provide SOFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide SOFR; or
  (b) the publication of information which reasonably confirms that the Federal Reserve Bank of New York (or any successor administrator of SOFR) has ceased or will cease to provide SOFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide SOFR; or
  (c) a public statement by a U.S. regulator or other U.S. official sector entity prohibiting the use of SOFR that applies to, but need not be limited to, all swap transactions, including existing swap transactions.

"SOFR Index Cessation Effective Date" means, in respect of a SOFR Index Cessation Event, the date on which the Federal Reserve Bank of New York (or any successor administrator of SOFR), ceases to publish SOFR, or the date as of which SOFR may no longer be used.

"OBFR Index Cessation Event" means the occurrence of one or more of the following events:
  (a) a public statement by the Federal Reserve Bank of New York (or any successor administrator of the OBFR) announcing that it has ceased or will cease to provide OBFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to provide OBFR; or
  (b) the publication of information which reasonably confirms that the Federal Reserve Bank of New York (or any successor administrator of OBFR) has ceased or will cease to provide OBFR permanently or indefinitely, provided that, at that time, there is no successor administrator that will continue to publish or provide OBFR; or
  (c) a public statement by a U.S. regulator or other U.S. official sector entity prohibiting the use of OBFR that applies to, but need not be limited to, all swap transactions, including existing swap transactions.

"OBFR Index Cessation Effective Date" means, in respect of an OBFR Index Cessation Event, the date on which the Federal Reserve Bank of New York (or any successor administrator of the OBFR), ceases to publish the OBFR, or the date as of which the OBFR may no longer be used.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 1085-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$600,000,000

Floating Rate Notes due 10 September 2021

10 September 2019

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its U.S.$600,000,000 Floating Rate Notes due 10 September 2021 (the "Notes") described in the pricing supplement dated 10 September 2019 relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 9:00 a.m., New York time, on 12 September 2019 (the "Settlement Date") at an aggregate purchase price of U.S.$600,000,000 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of an ADB Officer's Certificate and the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Managers named below severally but not jointly agree to purchase the Notes at the aggregate purchase price specified above. The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Limited	U.S.$200,000,000
Nomura International plc	U.S.$200,000,000
The Toronto-Dominion Bank	U.S.$200,000,000
Total	U.S.$600,000,000

2.   Payment for the Notes shall be made on the Settlement Date by the Managers to Citibank, N.A., as custodian for DTC, for transfer in immediately available funds to Federal Reserve Bank of New York, New York (SWIFT code: FRNYUS33) for the account of Asian Development Bank, Manila (SWIFT code: ASDBPHMM) ADB's Account A No. 021080245. Delivery of the Notes shall be made to Citibank N.A., as custodian for DTC, for the DTC account number 4805 of The Toronto-Dominion Bank.

3.   ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement

pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.   In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6.   Each of the Managers represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.   Notwithstanding and to the exclusion of any other term of the Standard Provisions, this Terms Agreement or any other agreements, arrangements, or understanding between the Managers and ADB, ADB acknowledges and accepts that a BRRD Liability arising under the Standard Provisions or this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any of the Managers to ADB under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

i. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

ii. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the Managers or another person (and the issue to or conferral on ADB of such shares, securities or obligations);

iii. the cancellation of the BRRD Liability;

iv. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b) the variation of the terms of the Standard Provisions and this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this paragraph 7, "Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time; "Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation; "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms; "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499; "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Power in the applicable Bail-in Legislation may be exercised; and "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any of the Managers.

8.   For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4478
Facsimile: (632) 632-4120
Electronic Mailing
 Address: TDFD_Documentation@adb.org

For the Managers:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Head – Origination and Syndication Desk
Telephone: +44 20 7628 2262
Electronic Mailing
 Address: tmg@tdsecurities.com

9.   If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager or Managers

who have not defaulted with respect to its or their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to its or their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager or Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the non-defaulting Manager or Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Manager or Managers shall be entitled to terminate this Terms Agreement without any liability on their part. Nothing herein will relieve a defaulting Manager from liability for its default.

10. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

11. Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK



By:_____
   Name:
   Title: **Paul Eustace**
            Managing Director
            Head of Syndicate
            The Toronto-Dominion Bank

CITIGROUP GLOBAL MARKETS LIMITED
NOMURA INTERNATIONAL PLC



Each by its duly authorized attorney:_____
                  Name:
                  Title: **Paul Eustace**
                          Managing Director
                          Head of Syndicate
                          The Toronto-Dominion Bank

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK



By: _____
    Name: MARIA A. LOMOTAN
    Title: Assistant Treasurer